                                   Exhibit 16
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Office of Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 27, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 as they relate to Arthur Andersen LLP included in the Form 8-K dated June 27, 2002 of RMH Teleservices, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,



/s/ Arthur Andersen LLP

Copy to:
Mr. J. Scot Brunke
Chief Financial Officer